UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2009
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
Exhibit Index
EX-15

Agreements to Purchase Remaining Matchmind Interests
     On May 21, 2009, Telvent GIT, S.A. (the “Company”) announced that its wholly-owned subsidiary, Telvent Outsourcing, S.A. (“Telvent Outsourcing”), entered into two definitive agreements to purchase the remaining 42% interest in each of Matchmind Holding, S.L. and its subsidiaries Matchmind, S.L. and Matchmind Ingenieria de Software, S.L. (collectively, “Matchmind”).
     • New Matchmind Agreement
     Telvent Outsourcing entered into a purchase agreement (the “New Matchmind Agreement”) with the 24 existing Matchmind management shareholders to acquire 40% of the remaining Matchmind interests for an aggregate purchase price of € 17,842,095. The New Matchmind Agreement modifies the original terms of the promissory share and purchase agreements dated October 22, 2007, with each of the existing Matchmind management shareholders (collectively, the “Original Matchmind Agreements”), which terms previously were disclosed in the Company’s Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on October 24, 2007. A copy of the English translation of the Form of Original Matchmind Agreement was furnished to the SEC as Exhibit 4.5 to the Company’s November 27, 2007 Form 6-K.
     The New Matchmind Agreement is subject to customary closing conditions, including Telvent Outsourcing’s ability to secure third-party transaction financing. It also contains non-competition clauses applicable to six management shareholders for two years, to begin once those managers leave the employment of Telvent Outsourcing or Matchmind. Also, there is a non-competition clause with Mr. Carlos Delgado which will remain in effect until January 1, 2013. In addition, the management shareholders agreed to indemnify Telvent Outsourcing for 40% of any and all claims relating to any cause of action attributable to Matchmind that occurred on or before May 21, 2009.
     On the day the New Matchmind Agreement is signed, Telvent Outsourcing will receive all outstanding interest in Matchmind. Telvent Outsourcing will make two payments for this interest, one to occur on May 25, 2009 and the second to be paid on July 7, 2009. For the first payment, Telvent Outsourcing is required to pay the sellers € 8,637,447.1 in cash or available funds and to place € 1,362,552.9 into escrow. The release of the funds from escrow will occur in 1 year. For the second payment, Telvent Outsourcing is required to pay the sellers € 7,842,095. If Telvent Outsourcing is unable to secure third-party transaction financing or fails to make any payments described above, then Telvent Outsourcing will be required to purchase an 11.43% interest in Matchmind as stated in the Original Matchmind Agreements, which will continue to apply.
     • Galí Agreement
     Telvent Outsourcing also entered into a purchase agreement (the “Galí Agreement”) with José Luis Galí (“Galí”) to acquire the remaining 5.87% of Galian 2002, representing 2% of the remaining Matchmind interests, for a purchase price of € 895,374.

     The Galí Agreement is subject to customary closing conditions, including Telvent Outsourcing’s ability to secure third-party transaction financing.
     On the day the Galí Agreement is signed, Telvent Outsourcing will receive all of Galí’s outstanding interest in Matchmind. Telvent Outsourcing will make two payments for Galí’s interest, one to occur on May 25, 2009 and the second to occur on July 7, 2009. For the first payment, Telvent Outsourcing is required to pay the seller € 500,248. For the second payment, Telvent Outsourcing is required to pay the seller € 395,126. If Telvent Outsourcing is unable to secure third-party transaction financing or fails to make any payments described above, then Telvent Outsourcing will be required to purchase a 0.57% interest in Matchmind as stated in the original Galí Agreement, which will continue to apply.
     The Company intends to furnish copies of the New Matchmind Agreement and the Gali Agreement to the SEC as exhibits to its second quarter financial results Form 6-K.
     A copy of the press release is furnished hereto as Exhibit 15.
Amended and Restated Spanish Loan
     Also on May 21, 2009, the Company, as borrower, entered into an amendment and restatement, governed by Spanish law, of its unsecured loan agreement (the “Original Loan Agreement”) with Caja de Ahorros y Monte de Piedad de Madrid and ING Belgium S.A., Sucursal en España, as lenders, in the amount of € 57,500,000, divided into two different tranches: (i) Tranche A, in the amount of € 10,450,000, and (ii) Tranche B, in the amount of € 47,050,000. The terms of the Original Loan Agreement previously were disclosed in the Company’s Form 6-K furnished to the SEC on September 16, 2008 and a copy of the English translation of the Original Loan Agreement was furnished to the SEC as Exhibit 4.5 to the Company’s December 8, 2008 Form 6-K.
     Under the amended and restated unsecured loan agreement (the “New Loan Agreement”), the Company has the right to borrow from Caixa d’Estalvis I Pensions de Barcelona, as a new lender, an additional € 20,000,000 under two new subtranches: (i) Subtranche A1, in the amount of € 3,634,000, and (ii) Subtranche B1, in the amount of € 16,366,000. The purpose of the new Subtranches is to finance partially the acquisition of the remaining 42% interest in Matchmind.
     Subject to certain customary conditions precedent to the first drawdown, the Company may make a single drawdown on closing under Subtranche A1 and multiple drawdowns under Subtranche B1 until December 2009. Commitments with respect to any amounts undrawn as of that date will be cancelled. Subtranche A1 will be due and payable in one installment on September 12, 2009. Subtranche B1 will be due and payable in one installment of € 1,754,000 on September 12, 2009 and in annual installments of € 3,653,000 on September 12 of each year thereafter through and including September 12, 2013.

     The loans will bear interest at a rate calculated on the basis of EURIBOR plus a spread of 2.50%. However, beginning December 31, 2009, loans under Tranche B and Subtranche B1 will bear interest at a rate calculated on the basis of EURIBOR plus a spread ranging from 1.75% to 2.75% depending on the Company’s Net Financial Debt/EBITDA ratio.
     All loans under the New Loan Agreement must be guaranteed by subsidiaries of the Company that represent at least 85% of the consolidated EBITDA, total assets and revenues of the Company. Currently, Telvent Export, S.L., Telvent Tráfico y Transporte, S.A., Telvent Energía, S.A., Telvent Farradyne Inc, Telvent USA, Inc, Telvent Traffic North America Inc, Telvent Canada, Ltd, Telvent Brasil, S.A., Telvent Portugal, S.A., Telvent Mexico, S.A. de Capital Variable, Telvent Housing, S.A., Telvent Outsourcing, S.A., Telvent Servicios Compartidos, S.A., Telvent Interactiva, S.A., Telvent Environment, S.A. are acting as guarantors under the New Loan Agreement.
     The New Loan Agreement includes customary provisions for transactions of this nature, including mandatory prepayment events, financial covenants, representations and warranties, affirmative and negative covenants and events of default.
     The Company intends to furnish an English translation of the New Loan Agreement as an exhibit to its second quarter financial results on Form 6-K.
     The text from this Form 6-K is hereby incorporated by reference into the Company’s Form F-3 registration statement no. 333-155933.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: May 21, 2009

Exhibit Index
The following exhibit has been furnished as part of this Form 6-K.

Exhibit	Description

15	The Company’s press release regarding Telvent Outsourcing’s entering into two definitive agreements related to its acquisition of Matchmind.